SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No    ☒

Banco Santander, S.A.

Item

1 Press Release dated May 30th, 2013.

Press Release

Santander reaches agreement with

Warburg Pincus and General Atlantic to grow

its global asset management business

•

Warburg Pincus and General Atlantic will have a 50% stake in a holding company that will integrate Santander Asset Management’s eleven asset management companies, primarily in Europe and Latin America.

•

Santander Asset Management will compete with the leading international asset managers and expects to double its business volume in five years. It will also play an active role in the industry’s consolidation.

•	Santander’s banking clients will benefit from a broader and more competitive product range.

•	The transaction values SAM at EUR 2.047 billion and will generate a net capital gain for the Santander Group of EUR 700 million.

Madrid, May 30, 2013—Banco Santander has entered into a definitive agreement with affiliates of leading global private equity firms Warburg Pincus and General Atlantic to boost the global growth of its asset management unit, Santander Asset Management (SAM). Under the agreement, which is conditioned upon regulatory and corporate approvals, Warburg Pincus and General Atlantic will jointly hold a 50% stake in a holding company that will integrate SAM’s eleven asset management companies in the countries in which it operates. The remaining 50% will be owned by Grupo Santander.

The transaction will improve SAM’s ability to compete with the leading international independent asset managers, while leveraging Banco Santander’s deep on the ground knowledge and experience in the markets where the bank operates.

Under the agreement, Banco Santander will distribute products managed by SAM in the countries in which the Group has a retail network. Banco Santander will benefit from the broader, enhanced range of products and services it will be able to offer its customers. In addition, SAM will expand the distribution of its products and services internationally beyond the Banco Santander branch network.

The new company will enhance the asset management unit in the global institutional market, where there is significant growth potential. Its goal is to double assets under management in five years and to participate in the consolidation process taking place in the industry. SAM currently manages EUR 152 billion, mainly in Europe and Latin America.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 – Fax: 34 91

The agreement with Warburg Pincus and General Atlantic values Santander’s asset management business at EUR 2.047 billion. The transaction, which is expected to be completed by the end of the year, will generate a net capital gain of EUR 700 million for Grupo Santander.

Warburg Pincus is a leading global prívate equity firm focused on growth investing with more than $40 billion assets under management. It is Banco Santander’s partner in Santander Consumer USA, the Group’s consumer finance unit in the U.S. General Atlantic, a leading global growth equity firm, manages over $17 billion, with investments in more than a dozen financial services companies.

Javier Marín, CEO of Banco Santander, said: “This partnership puts Santander Asset Management at the forefront of the industry’s consolidation process. It will help Banco Santander strengthen its relationship with our banking clients with a more competitive offering to address their investment needs.”

Juan Alcaraz, CEO of SAM, said: “This transaction will give Santander Asset Management a broader international profile and provide excellent opportunities for growth.”

Daniel Zilberman, a Warburg Pincus Managing Director, said: “We are pleased to once again partner with Banco Santander and work closely with Juan and the rest of the SAM’s talented management team to accelerate the company’s growth plans in Latin America, Europe and beyond.”

Jonathan Korngold, a Managing Director of General Atlantic and Head of the firm’s Financial Services group said: “We are excited to help SAM further extend its leadership position globally and to enable the Company to pursue the exciting set of new growth opportunities that will be available to it as an independent entity.”

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had at the close of 2012 EUR 1.388 trillion in managed funds, 102 million customers, 14,392 branches – more than any other international bank – and 187,000 employees. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. Santander had a pre-provision profit of EUR 23.56 billion in 2012, an increase of 2% from the previous year. For more information, visit www.santander.com

Santander Asset Management, Grupo Santander’s global asset management unit, is present in 11 countries* in Europe, Latin America and North America and has assets under management of over EUR 152 billion through mutual funds, pension funds and institutional mandates which invest in a wide range of underlying assets. Management is mainly focused on European and Latin American markets, where Santander’s local presence provides a better understanding of the market.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 – Fax: 34 91

The investment process, together with strict risk control and a high capacity for innovation in value-added products to customers, are Santander Asset Management’s main differentiating factors.

*	Argentina, Brazil, Chile, Germany, Luxembourg, Mexico, Poland, Portugal, Puerto Rico, Spain and United Kingdom. Figures as at the end of March 2013.

Warburg Pincus

Warburg Pincus LLC is a leading global private equity firm focused on growth investing. The firm has more than $40 billion in assets under management. The firm’s active portfolio of more than 125 companies is highly diversified by stage, sector and geography. Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. Founded in 1966, Warburg Pincus has raised 13 private equity funds which have invested more than $45 billion in over 675 companies in more than 35 countries.

Current and past financial sector investments include Aeolus Re, Arch Capital, Banco Indusval, Capital First, Datong International, FIS, HDFC, IDC, Kotak Mahindra Bank, Mellon Bank, National Penn Bancshares, Primerica, Renaissance Re Holdings, Sterling Financial, Santander Consumer USA, The Mutual Fund Store and Webster Financial. The firm is headquartered in New York with offices in Amsterdam, Beijing, Frankfurt, Hong Kong, London, Luxembourg, Mauritius, Mumbai, San Francisco, Sao Paulo and Shanghai. For more information please visit www.warburgpincus.com.

General Atlantic

General Atlantic is a leading global growth equity firm providing capital and strategic support for growth companies. GA combines a collaborative global approach, sector specific expertise, long-term investment horizon and a deep understanding of growth drivers to partner with great management and build exceptional businesses worldwide. Established in 1980, GA manages approximately $17 billion in capital (comprised of both total committed capital and portfolio investments) and has more than 80 investment professionals based in Greenwich, New York, Palo Alto, São Paulo, Amsterdam, London, Munich, Beijing, Hong Kong, Mumbai and Singapore. For further information and a listing of GA’s public and private portfolio companies see www.generalatlantic.com.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 – Fax: 34 91

Media contacts:

Banco Santander and SAM:

External Communications: +34 289 52 11

comunicacionbancosantander@gruposantander.com

Warburg Pincus

Europe and the UK

Sarah Gestetner +44 (20) 7306 0377, Sarah.gestetner@warburgpincus.com

US and Latin America

Ed Trissel +1 (212) 878 9288 ed.trissel@warburgpincus.com

Jeffrey Smith +1 (212) 878 9205 jeffrey.smith@warburgpincus.com

General Atlantic

Europe

Shona Prendergast 00 44 (20) 7786 4884 shona.prendergast@mhpc.com

US and Latin America

Pat Hedley +1 (203) 629 8658 phedley@generalatlantic.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 – Fax: 34 91

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 30th, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President